
10015659


GRASIM
ADITYA BIRLA GROUP

082-03322



April 21, 2010

**Bombay Stock Exchange Limited**
**Department of Corporate Services**
1st Floor, New Trading Ring,
Rotunda Building, P J Towers, Dalal Street,
Fort, Mumbai - 400 001
Fax: 022-22723121/ 3719/ 2037/ 2039/ 2041
Email: corp.relations@bseindia.com

**The Secretary**
**National Stock Exchange of India Ltd.**
Exchange Plaza
Bandra-Kurla Complex, Bandra ( East)
Mumbai - 400 051
Fax: 022-26598237/8238
Email: cmlist@nse.co.in

SUPPL

Dear Sirs,

**Sub: Scheme of Arrangement between Grasim Industries Limited, Samruddhi Cement Limited and their respective shareholders and creditors**

Please refer to our letter dated January 6, 2010 informing the Stock Exchanges of the approval of the Equity Shareholders, Secured Creditors and Unsecured Creditors of the Company to the transfer of the Cement Business of the Company by way of a demerger to Samruddhi Cement Limited (**"Samruddhi"**) in terms of a Scheme of Arrangement between the Company, Samruddhi and their respective Shareholders and Creditors under Sections 391-394 of the Companies Act, 1956 (the **"Scheme of Arrangement"**).

This is to inform you that the Scheme of Arrangement has been sanctioned by the Hon'ble High Court of Madhya Pradesh, Bench Indore on March 31, 2010. We have filed the Scheme of Arrangement with the Registrar of Companies, Gwalior, Madhya Pradesh on April 17, 2010.

The sanction to the Scheme of Arrangement by the Hon'ble High Court of Gujarat is still pending and the Scheme of Arrangement will be implemented upon sanction of the same.

The above is for your information and record.

Thanking you,

Yours faithfully,
**For Grasim Industries Limited,**

[signature]

**Ashok Malu**
**Company Secretary**

Luxembourg Stock Exchange
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg,
Grand Duchy of Luxembourg,
Europe

**BY AIR MAIL**
Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

National Securities Depository Ltd.
Trade World, 4th Floor
Kamala Mills Compound
Senapati, Bapat Marg, Lower Parel, Mumbai 400 013

Central Depository Services ( India ) Ltd.
Phiroze Jeejeebhoy Tower
16 & 17th Floor, Dalal Street
Fort, Mumbai - 400 023

Citi Bank N.A.
111 Wall Street, 5th Floor
New York 10043, USA

Citi Bank N.A. (Custodial Services)
Trent House, 3rd Floor
G-60, Bandra Kurla Complex
Bandra (East), Mumbai 400 051

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**GRASIM INDUSTRIES LIMITED**
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030, Maharashtra, India.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)